

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......12.00	

06005269

SECUR ~~SION~~

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 38931

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/05__ AND ENDING __12/31/05__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FINANCIAL PRODUCT RESOURCES, INC.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

560 SYLVAN AVENUE

(No. and Street)

ENGLEWOOD CLIFFS   NEW JERSEY   07632

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRED KARAGOSIAN   201-567-9255

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GAREN & COMPANY LLC

(Name – if individual, state last, first, middle name)

560 SYLVAN AVENUE ENGLEWOOD CLIFFS NEW JERSEY 07632

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

APR 26 2006

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, ___FRED KARAGOSIAN___, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___FINANCIAL PRODUCT RESOURCES INC.___, as of ___DECEMBER 31___, 20__05__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

JEAN M. KARAGOSIAN
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires July 2, 2007

Fred Karagosian
Signature

___PRESIDENT___
Title

Jean M. Karagosian
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~. CASH FLOW
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden	
hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38931

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/05___ AND ENDING ___12/31/05___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **FINANCIAL PRODUCT RESOURCES, INC.** | OFFICIAL USE ONLY |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.) | FIRM I.D. NO. |

560 SYLVAN AVENUE
(No. and Street)

ENGLEWOOD CLIFFS   NEW JERSEY   07632
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
FRED KARAGOSIAN   **201-567-9255**
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GAREN & COMPANY LLC
(Name – if individual, state last, first, middle name)

560 SYLVAN AVENUE   ENGLEWOOD CLIFFS   NEW JERSEY   07632
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

FINANCIAL PRODUCT RESOURCES, INC.

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2005

CONTENTS

Garen & Company LLC

CERTIFIED PUBLIC ACCOUNTANTS

560 Sylvan Avenue
Englewood Cliffs
New Jersey 07632
(201) 894-9110
(212) 513-7111

1

Fax (201) 894-9088
www.garencpa.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Financial Product Resources, Inc.:

We have audited the accompanying statement of financial condition of Financial Product Resources, Inc., (an S Corporation) as of December 31, 2005, and the related statement of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Product Resources, Inc. at December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Garen + Company LLC

Englewood Cliffs, NJ
February 20, 2006

FINANCIAL PRODUCT RESOURCES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Current assets:

Cash and cash equivalents	$ 47,046
Receivables from dealers	25,903
Receivables from others	50
Investments (net)	37,102
Prepaid insurance	1,559
Prepaid expense	1,266
Total current assets	112,926
Equipment, net of accumulated depreciation of $17,231	1,498
Security deposit	4,891
Total assets	$ 119,315

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:

Accrued expenses	$ 1,131
State income tax	250
Total current liabilities	1,381

Stockholder's equity

Common stock, no par value

Authorized - 2,500 shares	12,000
Issued and outstanding - 1,000 shares	
Capital in excess of stated value	11,000
Retained earnings	94,934
Total stockholder's equity	117,934
Total liabilities and stockholder's equity	$ 119,315

The accompanying notes are an integral
part of these financial statements.

FINANCIAL PRODUCT RESOURCES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

Revenue:

Commissions from listed equity securities	$ 310,849
Revenue from sale of investment company shares	28,174
Dividend and interest income	1,349
Other income	50
Investment gain (realized and unrealized)	2,236
Total revenue	342,658

Expenses:

Salaries, payroll taxes and fees	268,823
Pension contribution	6,585
Rent	26,204
State and regulatory fees	3,569
Meals and entertainment	2,482
Telephone	5,461
Insurance	1,833
Professional fees	4,495
Computer expense	3,572
Office	16,264
Bank charges	154
Depreciation	792
Employee reimbursement expense	6,787
Total expenses	347,021

Loss before provision for income taxes	(4,363)
Provision for state franchise taxes	550
Net loss after taxes	$ (4,913)

The accompanying notes are an integral
part of these financial statements.

Accumulated Adjustment Account

Balance, beginning of year	$	132,787
Net loss		(4,913)
Distribution to shareholder		(10,000)
Balance, end of year		117,874

Accumulated Earnings and Profits

Balance, beginning of year		60
Total Retained Earnings, end of year	$	117,934

Cash flows from operating activities:

Net loss	$ (4,913)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	792
Increase in prepaid insurance	(1)
Increase in prepaid expense	(1,054)
Decrease in marketable securities	20,340
Decrease in accounts receivable	10,015
Decrease in accrued expenses	(191)
Net cash provided by operating activities	24,988

Cash flows from financing activities:

Distribution to shareholder	(10,000)
Net cash used by financing activities	(10,000)

Net increase in cash and cash equivalents	14,988
Cash and cash equivalents, January 1, 2005	32,058
Cash and cash equivalents, December 31, 2005	$ 47,046

Supplemental cash flows disclosure:

Income tax payments	$ 550

The accompanying notes are an integral
part of these financial statements.

FINANCIAL PRODUCT RESOURCES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

1. **Summary of Significant Accounting Policies**

   a. *Nature of Operations*

   The Company is a member firm of the National Association of Securities Dealers (NASD). This Company deals with mutual funds, variable annuities and limited partnerships exclusively, and introduces accounts on a fully disclosed basis to Pershing, and as such operates pursuant to the K2ii exemption to the Customer Protection Rule.

   b. *Cash and Cash Equivalents*

   Cash and cash equivalents includes cash in bank and all highly liquid debt instruments with an original maturity of three months or less.

   c. *Customer Accounts*

   The Company does not hold securities for the accounts of customers, nor does the Company hold inventory for trading purposes.

   d. *Use of Estimates*

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   e. *Depreciation*
   Equipment is recorded at cost and depreciated using estimated useful lives of five to ten years.

   f. *Income Taxes*

   The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code as of January 1, 1988. Similarly, the Company elected to be taxed as an S Corporation for New Jersey State tax purposes effective January 1, 1994. Under these provisions the Company does not pay Federal or State corporate income taxes on its taxable income. Instead, the Company's taxable income or loss is included in the individual income tax return of the stockholder.

   The provision for income taxes represents the New Jersey franchise tax on certain S Corporation profits.

   g. *Commissions*

   Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

FINANCIAL PRODUCT RESOURCES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

2. Investment in Marketable Securities

The investments (trading securities) are made up of equities and are presented in the financial statements in accordance with the Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities:

Beginning balance, at cost	$ 55,752
Purchase of additional investments	12,278
Redemption, at cost, of investments	(29,960)
Ending balance, at cost	$ 38,070
Approximates market value	37,102
Gross unrealized holding loss at end of year	(968)
Gross unrealized holding gain at beginning of year	1,691
Net unrealized holding loss	($ 2,659)

Included in investments was a cash balance of $25,000 for 2005, being held in the Pershing Escrow account. Gains and losses are computed as of the trading date.

3. Related Party Transactions

The Company shares office space and staff with Karagosian Financial Services, whose owner is also a shareholder in Financial Product Resources, Inc. An agreement amended April 15, 2004 provides for a monthly payment of $5,200, plus health insurance, for the officer, from Karagosian Financial Services for the use of shared services. The effective date of the original agreement was August 1, 1994. The agreement is subject to change by mutual agreement of both parties.

4. Subordinated Loans

The Company has no subordinated loans at December 31, 2005.

FINANCIAL PRODUCT RESOURCES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

5. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $103,847 which was $98,847 in excess of the required minimum net capital. The Company's net capital ratio at December 31, 2005 was .01 to 1.

6. **Pension Plan**

Financial Product Resources, Inc. has a 401(k) plan amended effective January 1, 2002 to adopt a Safe Harbor Plan. The plan permits employee contributions as allowed by the Internal Revenue Code. The employer matching contribution is 100% up to the first 3% of employee compensation and 50% for the next 2%. The 2005 contribution is $6,585.

7. **Commitment**

Financial Product Resources, Inc. leases its office space. The following is a schedule of future rental payments required under the operating lease that have remaining noncancellable lease terms at December 31, 2005 (see note 3):

Year ending December 2006	$ 27,055
Total minimum payments required	$ 27,055

SUPPLEMENTARY INFORMATION

FINANCIAL PRODUCT RESOURCES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

Net capital:
  Total stockholder's equity
    Common stock $ 23,000
    Retained earnings   94,934
      Total stockholder's equity qualified for net capital   117,934

Deductions and/or charges:
  Total nonallowable assets from statement of financial condition   (9,992)
  Other deductions   (1,500)

Haircuts on securities   (2,595)

Net capital $ 103,847

Aggregate Indebtedness - Accrued expenses and other liabilities $ 1,381

Computation of basic net capital requirement 6-2/3% of
  aggregate indebtedness or $5,000 whichever is greater $ 5,000

Net capital in excess of minimum requirement $ 98,847

Ratio: Aggregate indebtedness to net capital   .01 to 1

Reconciliation with company's computation
  Included in Part II A of Form X-17A-5 as of December 31, 2005:
  Net capital, as reported in Company's Part II Focus Report (unaudited) $ 103,847

  Net audit adjustments   -

Net capital per above $ 103,847

The accompanying notes are an integral
part of these financial statements.

Garen & Company LLC

CERTIFIED PUBLIC ACCOUNTANTS

560 Sylvan Avenue
Englewood Cliffs
New Jersey 07632
(201) 894-9110
(212) 513-7111

Fax (201) 894-9088
www.garencpa.com

10

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

Board of Directors
Financial Product Resources, Inc.:

In planning and performing our audit of the financial statements of Financial Product Resources, Inc. (an S Corporation) for the year ended December 31, 2005 we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13,

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of The Federal Reserve System,

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Baren & Company LLC

Englewood Cliffs, NJ
February 20, 2006